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                                                                       EXHIBIT 2

To:  General Cable PLC (GENERAL CABLE)


                                                                   15 April 1998

Dear Sirs,

We understand that Telewest Communications plc (TELEWEST) intends to make an offer for General Cable (the Offer) on the terms and subject to the conditions set out in the attached press announcement (the Press Announcement).

In consideration of you agreeing to pay us the sum of (Pounds)1 on demand we hereby severally agree to vote in favour, and (where relevant) to procure that our respective subsidiaries or wholly-owned limited liability partnerships and TW Holdings LLC vote in favour of all resolutions (in each case to the extent permitted under applicable law or under the Rules of the City Code on Takeovers and Mergers or the Listing Rules of the London Stock Exchange) to be proposed at an extraordinary general meeting of Telewest (or an adjournment thereof) held on or before 30 September 1998 as may be necessary or incidental to approve, implement and effect the Offer and the Pre-emptive Issue (as defined in the Press Announcement).

We agree that this letter shall be governed by and construed in accordance with English law and we agree that the Courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with this letter.

Yours faithfully


/s/ Steve Brett                         /s/ Gary Ames
 .................................       ..........................
For and on behalf of                    For and on behalf of
Tele-Communications International,      U S WEST Inc.
Inc.



/s/ Dallas Clement                      /s/ Robert W. Shaner
 ............................            ............................
For and on behalf of                    For and on behalf of
Cox Communications, Inc.                SBC International, Inc.